NO ACT

PE 1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF CORPORATION FINANCE [redacted]

09038727

March 12, 2009

J. Andrew Murphy
Executive Vice President and
General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-12-09

Re: NRG Energy, Inc.
Incoming letter dated January 9, 2009

Dear Mr. Murphy:

This is in response to your letters dated January 9, 2009 and January 27, 2009 concerning the shareholder proposal submitted to NRG by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

March 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NRG Energy, Inc.
Incoming letter dated January 9, 2009

The proposal requests a report on how NRG's involvement with the Carbon Principles has impacted the environment.

We are unable to concur in your view that NRG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that NRG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NRG may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that NRG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that NRG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that NRG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NRG

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609.524.4500
Fax: 609.524.4501

January 27, 2009

VIA EMAIL AND FEDERAL EXPRESS
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Free Enterprise Action Fund*
Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

NRG Energy, Inc.("NRG" or the "Company") is submitting this letter in response to certain statements made in a letter dated January 12, 2009 (the "Response Letter") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") by Steven J. Milloy, Managing Partner of Action Fund Management, LLC as investment adviser to the Free Enterprise Action Fund (the "Proponent"). The Proponent submitted the Response Letter in response to NRG's January 9, 2009 no-action letter request (the "No-Action Request") requesting that the Staff permit NRG to exclude the Proponent's shareholder proposal dated December 1, 2008 (the "Proposal") from its proxy statement and form of proxy for its 2009 Annual Shareholders Meeting (collectively, the "2009 Proxy Materials").

We have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent.

1. **The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3), because it contains false or misleading statements in contravention of Rule 14a-9.**

The Proposal requests that NRG prepare a Carbon Principles Report, noting that the "report should describe and discuss how the Company's involvement with the Carbon Principles has impacted the environment." As discussed in the No-Action Request, the Proposal does not offer any direction as to how NRG can or should measure the effect of its limited initial drafting assistance of the Carbon Principles on the environment, given that it is not a lending institution that is able to adopt and implement the Carbon Principles. Similarly, the Response Letter neither provides any such direction nor does it attempt to explain to NRG shareholders what actions or measures the Proposal would require NRG to consider when drafting the proposed report, making it highly unlikely that shareholders could determine with any reasonable certainty exactly what actions or measures the Proposal requires NRG to consider when drafting the required report.

The Response Letter cryptically asserts "Drafting rules for lenders to comply with renders NRG inseparable from the Carbon Principles' process." The Response Letter does not define what the "process" in question is. Assuming that the "process" refers to the utilization of voluntary due diligence guidelines by Carbon Principles-adopting lending institutions when assessing environmental risk faced by potential borrowers related to their creation of coal-fired power plants in the Unites States, how would NRG be able to assess the impact of the "process" on the environment, given that NRG is not making lending decisions itself nor does it have access to the adopting lending institutions' due diligence results and credit evaluations? The Response Letter does not address how NRG's limited initial advisory drafting assistance provides NRG with information adequate to be able to assess how the Carbon Principles have impacted the environment, as the Proposal requests.

2. **The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(6).**

The Response Letter states that a "proposal inquiring about how corporate action on global warming has impacted the environment is not excludable" under Rule 14a-8 and cites *PepsiCo* (available February 28, 2008) in support of its contention. However, *PepsiCo* can be distinguished from the No-Action Request because PepsiCo stated on its corporate website that its environmental policy would "establish metrics to monitor [its] environmental performance and use these [metrics] to set goals for continuous improvement." NRG has not made any similar claims about developing metrics to assess its environmental performance, which, when combined with the observations that (a) since it is not a lending institution, NRG is not in a position to adopt and implement the Carbon Principles and (b) it does not have access to the results of the adopting lending institutions' completed enhanced due diligence findings or their respective credit evaluation processes in order to assess how the Carbon Principles have "impacted the environment" as the Proposal requires. Thus it is impossible for NRG to produce such a report and comply with the Proposal's request.

3. **The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7).**

The Response Letter states that the Carbon Principles are intended to address global warming and that global warming is a significant social policy which transcends "ordinary business operations" ordinarily excludable under Rule 14a-8(i)(7). The Response Letter, however, does not address NRG's argument in its No-Action Request that the Proposal's principal focus, as determined by jointly reviewing the proposal and supporting statements in accordance with Staff Legal Bulletin 14C, is not a "significant social policy issue," but the business and financial repercussions of NRG's limited role as an advisor to the drafters of the Carbon Principles, and the competitive effects on the Company and the U.S. economy implicated thereby.

A report assessing business and financial repercussions as well as competitive effects related to the Carbon Principles, if possible to prepare in the first place, is clearly a form of evaluation of risk best left to the business judgment of management and NRG's board of directors. NRG's officers and executives are regularly required to evaluate and respond to proposed or pending policies or regulations that may affect NRG ordinary business decisions, whether governmental or non-governmental. They, not shareholders, are in the best position to make these decisions given the complex web of regulations that presently apply or may apply to the power industry as well as the concerns of a multi-national energy-provider, such as NRG. *See Yahoo! Inc.* (available April 5, 2007).

4. No Staff Recusals are Necessary

NRG does not believe that Mr. Thomas Kim, chief counsel of the Staff, should be required to recuse himself from consideration of this matter.

*****

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from NRG's 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at (609) 524-5115.

Sincerely,

J. Andrew Murphy
Executive Vice President and
General Counsel

Enclosures

cc: Steven J. Milloy
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, Maryland 20854

Gerald T. Nowak
Kirkland & Ellis LLP

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 [illegible]
f 301/330 3440

January 12, 2009

VIA PRIORITY MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to NRG Energy Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 9, 2009 request from NRG Energy Inc. ("NRG") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that NRG's request is without merit and that there is no legal or factual basis for NRG to exclude the Proposal from its 2009 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The Proposal may not be excluded pursuant to Rule 14a-8(i)(3).

The Proposal is not false and misleading. It requests a report on how NRG's involvement with the Carbon Principles has impacted the environment. NRG admits it helped draft the Carbon Principles. NRG now apparently wants to get away with claiming that, "All we did was draft the Carbon Principles. But we're not involved with them." This is disingenuous. Drafting rules for lenders to comply with renders NRG inseparable from the Carbon Principles' process.

II. The Proposal may not be excluded pursuant to Rule 14a-8(i)(6).

A proposal inquiring about how corporate action on global warming has impacted the environment is not excludable. *See PepsiCo, February 28, 2008.*

NRG admits that it is working with lenders on the Carbon Principles. So NRG's claim that is not privy to bank implementation is not credible; NRG wants public credit for drafting the Carbon Principles but then wants disown any knowledge of their implementation and impacts on the environment.

III. The Proposal may not be excluded pursuant to Rule 14a-8(i)(7).

The Carbon Principles are intended to address concerns about global warming. Global warming is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

The Staff has already refused no-action requests in connection with addressing the environmental impacts of corporate action on global warming. *See e.g., PepsiCo, February 28, 2008.*

IV. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff three times refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VI. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject NRG's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and NRG and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to NRG and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from NRG or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or NRG's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Gerald T. Nowak, Kirkland & Ellis (for NRG)

action fund
management, LLC

12308 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

RECEIVED
2009 JAN 13 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 12, 2009

VIA PRIORITY MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to NRG Energy Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 9, 2009 request from NRG Energy Inc. ("NRG") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that NRG's request is without merit and that there is no legal or factual basis for NRG to exclude the Proposal from its 2009 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The Proposal may not be excluded pursuant to Rule 14a-8(i)(3).

The Proposal is not false and misleading. It requests a report on how NRG's involvement with the Carbon Principles has impacted the environment. NRG admits it helped draft the Carbon Principles. NRG now apparently wants to get away with claiming that, "All we did was draft the Carbon Principles. But we're not involved with them." This is disingenuous. Drafting rules for lenders to comply with renders NRG inseparable from the Carbon Principles' process.

II. The Proposal may not be excluded pursuant to Rule 14a-8(i)(6).

A proposal inquiring about how corporate action on global warming has impacted the environment is not excludable. *See PepsiCo, February 28, 2008.*

NRG admits that it is working with lenders on the Carbon Principles. So NRG's claim that is not privy to bank implementation is not credible; NRG wants public credit for drafting the Carbon Principles but then wants disown any knowledge of their implementation and impacts on the environment.

III. The Proposal may not be excluded pursuant to Rule 14a-8(i)(7).

The Carbon Principles are intended to address concerns about global warming. Global warming is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

The Staff has already refused no-action requests in connection with addressing the environmental impacts of corporate action on global warming. *See e.g., PepsiCo, February 28, 2008.*

IV. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff three times refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VI. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject NRG's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and NRG and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to NRG and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from NRG or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or NRG's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Gerald T. Nowak, Kirkland & Ellis (for NRG)

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Gerald T. Nowak
To Call Writer Directly:
(312) 861-2075
gnowak@kirkland.com

200 East Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

January 9, 2009

Via E-MAIL AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NRG Energy, Inc. - No-Action Letter Request Relating to the Free Enterprise Action Fund Shareholder Proposal dated December 1, 2008

Ladies and Gentlemen:

Enclosed please find six copies of a no-action letter request (the "Request") submitted by NRG Energy, Inc. (the "Company") in response to the shareholder proposal it received on December 1, 2008 (the "FEAF Proposal")from Steven J. Milloy, Managing Partner of Action Fund Management, LLC in its capacity as investment adviser to the Free Enterprise Action Fund (the "Proponent"), including copies of the FEAF Proposal as well as the supporting statements and related correspondence from the Proponent, pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 861-2075.

Sincerely,

Gerald T. Nowak

cc Steven J. Milloy
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, Maryland 20854

NRG

NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609.524.4500
Fax: 609.524.4501

January 9, 2009

VIA EMAIL AND COURIER
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Free Enterprise Action Fund*
Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that NRG Energy, Inc.("NRG" or the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Shareowners Meeting (collectively, the "2009 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") submitted to NRG on December 1, 2008 by Steven J. Milloy, Managing Partner of Action Fund Management, LLC as investment adviser to the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before NRG expects to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished with the undersigned on behalf of NRG pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because the Proposal is contrary to Commission's Proxy Rule 14a-9, which forbids false or misleading statements in proxy soliciting materials;
- Rule 14a-8(i)(6), because the Proposal is beyond NRG's power to implement; and
- Rule 14a-8(i)(7), because the Proposal relates to NRG's ordinary business operations.

THE PROPOSAL

The Proposal requests that the Company "prepare by October 2009, at reasonable expense and omitting proprietary information, a Carbon Principles Report. The report should described and discuss how the Company's involvement with the Carbon Principles has impacted the environment."

A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

THE CARBON PRINCIPLES

By way of background, the Carbon Principles are a "common set of beliefs that a balanced portfolio approach is needed in the power industry to meet future [energy] needs,"[1] applicable to lending institutions which consist of voluntary lender due diligence guidelines to be utilized in assessing environmental and economic risk related to the creation of high carbon dioxide-emitting power plants in the Unites States. The Carbon Principles initially were drafted and adopted by three large commercial/investment banks and later adopted by three additional commercial/investment banks. During the drafting process, the initial bank participants consulted environmental non-governmental organizations as well as several leading power companies, including NRG, as advisors.[2] NRG is not aware whether the adopting banks have implemented the Carbon Principles to date.

---

[1] See www.carbonprinciples.com, Key Documents, CP Presentation, p.5 and "Adopt the Carbon Principles."

[2] See www.carbonprinciples.com, Press Release (February 4, 2008).

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

It is understood that Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal or a statement that is contrary to any of the proxy rules, including Rule 14a-9, which prohibits the making of materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin 14B (September 15, 2004), the Staff further explained that a company could rely on Rule 14a-8(i)(3) to exclude a proposal where the resolution contained in the proposal and the supporting statement taken as a whole "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, the Staff has regularly taken the position in numerous no-action letters that vague and indefinite shareholder proposals are, in fact, excludable under Rule 14a-8(i)(3). See *Exxon Mobil Corporation* (available March 19, 2008) (permitting exclusion of proposal seeking disclosure of oil royalties paid to "host governments" as vague and indefinite); *Ford Motor Company* (available February 27, 2008) (concurring in exclusion of proposal requiring preparation of a report on company's efforts to improve fuel economy so as to decrease dependence on foreign oil); *Wendy's International, Inc.* (available February 24, 2006) (permitting the exclusion of a proposal seeking to require the board to issue reports to shareholders detailing progress made toward the development of controlled-atmosphere killing of animals as vague and indefinite); and *Kroger Co.* (available March 19, 2004) (concurring in exclusion of proposal requiring preparation of a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines as vague and indefinite).

The Proposal requires NRG to "describe and discuss how [NRG's] involvement with the Carbon Principles has impacted the environment." Given that it is not possible for NRG, as a non-lending institution, to adopt or implement the Carbon Principles and that its involvement to date has been limited to providing advisory input on the initial drafting of the standards, it is unclear how NRG would measure the effect of drafting assistance on the environment and the Proposal does not offer any direction as to how NRG can or should do so.

Further, given NRG's highly limited involvement in the Carbon Principles, it is unclear that shareholders voting on the Proposal would have any idea what type of report they would expect to see. It is likely the case that shareholders are unaware of NRG's limited involvement in developing the Carbon Principles and NRG's lack of a role in implementing them. Consequently shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires NRG to consider when drafting the required report.

For the above-stated reasons NRG believes that it should be permitted to exclude the Proposal on the basis of Rule 14a-8(i)(3).

<u>The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6).</u>

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power or authority of the company to implement. The Proposal requires NRG to "describe and discuss how [NRG's] involvement with the Carbon Principles has impacted the environment." Unfortunately, it is beyond the power of NRG to implement the Proposal by drafting such a report assessing the environmental impact of such "involvement" for several reasons, namely that

- NRG's involvement with Carbon Principles to date has been its limited advisory role in initially drafting the Carbon Principles; and
- NRG is not a lender who has had occasion to adopt the Carbon Principles or implement the Carbon Principles' enhanced diligence process required to be applied by adopting lenders in assessing potential financings of the creation of coal-fired power plants.

Thus it is impossible for NRG to evaluate the environmental impact of its involvement of the Carbon Principles because it is not privy to the results of any adopting banks' completion of the enhanced due diligence measures or their respective credit evaluation processes. In fact NRG cannot affirmatively state that it knows whether the adopting banks have in fact implemented the Carbon Principles to date. Without access to each adopting bank's due diligence results and credit evaluations, the Proposal is beyond NRG's power to implement and should therefore be excluded under Rule 14a-8(i)(6).

In the event that the Proponent would argue that NRG should be able to evaluate actual environmental effects of the implementation of the Carbon Principles, again the Proposal is beyond the power of NRG to implement because NRG does not have access to the vast scientific resources that would be required to carry out such an analysis in order to isolate the environmental impact of a set of enhanced lending diligence principles adopted less than a year ago in the very difficult lending environment of 2008. Without access to such scientific resources, the Proposal is beyond NRG's power to implement and should therefore be excluded under Rule 14a-8(i)(6).

Even if NRG were to obtain access to the adopting banks' due diligence results and credit evaluations and/or the scientific resources required to produce a report assessing the environmental impact of NRG's involvement in the Carbon Principles, the Proposal's inherent vagueness and ambiguity, discussed above, make it impossible for NRG to determine whether a report of either type discussed above would satisfy the Proposal's mandate. In *Anheuser-Busch Companies, Inc.* (available February 9, 1993), the Staff stated that a charitable contributions proposal that requested the company to make contributions only to those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (available March 9, 1981), the Staff did not recommend action with respect to the company's exclusion under Rule 14a-8(i)(6) of a proposal requiring the company to ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school (although it did allow the proponent a chance to cure the defect). The vagueness and ambiguity of the Proposal as well as NRG's lack of involvement in the adoption and implementation of the Carbon Principles present the same impediments to drafting such a report as those on which the Staff's determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation* are based, permitting the exclusion of the Proposal under Rule 14a-8(i)(6).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of a shareholder proposal from a registrant's proxy materials if it deals with a matter relating to the company's ordinary business operations. According to the Commission's adopting release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first consideration was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release. The rationale for this policy is that it "is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *See* Release No. 34-19135, n. 47 (October 14, 1982).

We believe that if the Proposal is not excludable based on Rule 14a-8(i)(3) or Rule 14a-8(i)(6) as described above, then it should be excludable pursuant to Rule 14a-8(i)(7) because it interferes with tasks that are fundamental to management's ability to run the Company and because it seeks to micro-manage the Company's business operations. We further believe that ordinary business considerations are the true focus of the Proposal rather than a "significant social policy issue" (i.e., the environmental considerations referenced at the outset of the Proposal), thereby making the Proposal excludable under Rule 14a-8(i)(7).

In Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C"), the Staff stated that in order to determine whether the focus of a shareholder proposal is a "significant social policy issue" (and therefore outside the scope of the ordinary business exclusion under Rule 14a-8(i)(7)), it will consider both the proposal and the supporting statement as a whole. It also explained that:

- "to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health" such a proposal may be excluded in reliance on Rule 14a-8(i)(7) as relating to an evaluation of risk; and

- "to the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," such a proposal is not excludable from the proxy materials in reliance on Rule 14a-8(i)(7).

Furthermore, in a 1983 release, the Commission stated "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)" (predecessor to current Rule 14a-8(i)(7). *See* Release No. 34-20091 (August 16, 1983).

It is clear from the tenor of Proponent's supporting statement that the Proposal does not seek to minimize or eliminate operations that may adversely effect the environment. Instead the supporting statement notes that the burning of coal is "the least expensive way to produce electricity," and that the U.S. economy, through its use of coal-fired electricity, benefits from "comparatively low electricity rates." The supporting statement goes on to describe the Carbon Principles as a "bank lending policy stigmatizing and discriminating against coal-fired electricity based on the dubious assumption that carbon dioxide emissions from the burning of coal are causing global warming." Thus, the Proposal's principal focus, as determined by jointly reviewing the proposal and supporting statements in accordance with SLB 14C, is not a "significant social policy issue," but the business repercussions of NRG's limited role as an advisor to the drafters of the Carbon Principles, and the competitive effects on the company and the U.S. economy implicated thereby. *See Arch Coal, Inc.* (available January 17, 2008) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal to require management to prepare a report detailing the company's response to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide emissions, where the company argued that the proposal was within the scope of Rule 14a-8(i)(7) despite its invocation of significant social policies, such as greenhouse gas emissions and climate change, because the proposal's focus was the benefits, risks and liabilities Arch Coal faced as a result of its response to certain pressures to address carbon dioxide emissions); and *Weatherford International* (available February 25, 2005) (permitting the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requiring a report evaluating the effects of the company's cross-border merger because it related to ordinary business operations (evaluation of the specific effects of a completed transaction) where proponent argued that evaluation of merger was a significant social policy and company argued it was merely an ordinary business decision).

A report assessing business repercussions and competitive effects related to the Carbon Principles, if possible to prepare in the first place, is clearly a form of evaluation of risk best left to the business judgment of management and NRG's board of directors. In order to prepare the report requested by the Proposal, NRG would have to identify and evaluate a long litany of operating, financial and litigation risks that NRG considers when making ordinary business decisions and formulating its risk management policies. NRG's officers and executives familiar with these ordinary business matters are regularly required to evaluate and respond to proposed or pending policies or regulations that may affect NRG, whether governmental or non-governmental. They, not shareholders, are in the best position to make these decisions given the complex web of regulations that presently apply or may apply to the power industry as well as the concerns of a multi-national energy-provider, such as NRG.

Historically, the Staff has granted relief under the ordinary business exception to companies seeking the exclusion of shareholder proposals requiring a company's assessment of certain financial implications of its operations (i.e., risk evaluation) and/or proposals relating to corporate strategy and financing decisions. *See Yahoo! Inc.* (available April 5, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requiring the preparation of a report detailing the company's rationale for supporting certain public policy matters that would increase government regulation of the internet as relating to Yahoo's ordinary business operations (i.e., evaluating the impact of expanded governmental regulation of the internet); *General Electric Company* (available January 9, 2008) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal to require an independent committee of the board of directors to prepare a report on the potential for damage to the company's brand name and reputation as relating to the company's ordinary business (i.e., evaluation of risk)); *Citigroup Inc.* (available February 12, 2007) (permitting the exclusion of a proposal to require management to prepare an Equator Principles report as relating to the company's ordinary business operations (i.e., credit decisions); and *Motorola, Inc.* (available January 7, 2008) (permitting exclusion of proposal seeking the adoption and implementation of a comprehensive risk strategy concerning the company's finances as relating to the company's ordinary business (i.e., risk management)). *See also Arch Coal, Inc.* (as previously described).

While at first glance the Proposal seems to differentiate itself from those detailed above as a simple request for a Carbon Principles environmental impact report, the Proposal (including the proposal and supporting statement considered as a whole) as drafted does not indicate that it would require an assessment of the effects of the implementation and subsequent application of the Carbon Principles to date by the adopting lending institutions in order to assess the effect of the Carbon Principles on the environment. Instead, the Proposal seeks an assessment of the impact of NRG's limited advisory role in drafting the Carbon Principles on the environment and the supporting statement suggests that a principal reason to do so is to measure its effect on the U.S. economy as compared to other nation's economies, a competitive purpose. This assessment is impermissible because it requires NRG to evaluate an ordinary business matter, namely, NRG's internal consideration of the impact of offering its advice to the developers of the Carbon Principles and, presumably, any subsequent indirect effect its advice, if it was in fact accepted, may have on the environment. This latter issue is not under NRG management's control and is therefore beyond any legitimate scope of shareholder interest.

Seeking an assessment of NRG's limited advisory role in drafting the Carbon Principles is also impermissible because it requests an evaluation of a completed activity. In *Weatherford International* (available February 25, 2005), the Staff noted that the proposal was excludable under 14a-8(i)(7) as part of the company's ordinary business operations (i.e., evaluation of the specific effects of a completed activity). In the case of the Proposal, it too seeks an evaluation of the specific effects of a completed transaction, NRG's limited actions as an advisor in drafting the Carbon Principles. NRG's involvement with the Carbon Principles ceased in February 2008 when the Carbon Principles were finalized and adopted by certain banks. *See also Kansas City*

Southern (available March 14, 2008) (permitting exclusion of a request information detailing the steps the Company "has taken to minimize risks to the public." concerning safeguarding security from terrorist attacks in part because it related to an evaluation of specific effects of a completed transaction) and *Nabors Industries Ltd.* (available March 19, 2005) (concurring in exclusion of shareholder proposal because it related to an evaluation of specific effects of a completed transaction).

The 1998 Release states that a shareholder proposal may be seen as attempting to "micro-manage" a company "where the proposal involves intricate detail..." The issue of whether or not to become involved with or support non-governmental efforts to evaluate alternative choices to coal-produced power is complex, and requires a high level of understanding of, among other things, NRG's and other power industry entities' current and future business operations, strategies and alternatives, as well as potential future federal or state level regulation, to make an educated judgment as to what type of response is most likely to advance the interests of the Company and its stockholders and customers. NRG's choice to support and/or advocate any public or private policy measures would need to take into account NRG's assessment of the current and future legislative and regulatory landscape as well as NRG's business plan and product offerings. The complexity of the financing considerations and decisions made by banks relating to coal-fired power plants makes it a difficult topic for shareholders to understand and vote on at future annual meetings therefore making it excludable in accordance with the 1998 Release, because it looks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the above-stated reasons NRG believes that it should be permitted to exclude the Proposal on the basis of Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from NRG's 2009 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2009 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at (609) 524-5115.

Sincerely,

J. Andrew Murphy
Executive Vice President and
General Counsel

Enclosures

cc: Steven J. Milloy
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, Maryland 20854

Gerald T. Nowak
Kirkland & Ellis LLP

Exhibit A

FAX

To: **Tanuja M. Dehne, Corp. Secretary**
Fax: **609-524-4501**
Pages: **3**
Re: **Shareholder proposal**

From: Steven Milloy
Action Fund Management, LLC
advisor to the Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.feaox.com

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

December 1, 2008

Tanuja M. Dehne, Corporate Secretary
NRG Energy Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Ms. Dehne:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the NRG Energy Corp. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of more than $2,000 worth of the Company's common stock that has been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of NRG Energy Common Stock

Attachment: Shareholder Proposal: Carbon Principles

Carbon Principles Report

Resolved: The shareholders request that the Company prepare by October 2009, at reasonable expense and omitting proprietary information, a Carbon Principles Report. The report should describe and discuss how the Company's involvement with the Carbon Principles has impacted the environment.

Supporting Statement:

Coal is used to provide 50 percent of the U.S. electricity supply. The burning of coal by U.S. electricity utilities is clean and safe for the environment. Air emissions are regulated by states and the federal government. Since burning coal is the least expensive way to produce electricity, consumers and the U.S. economy benefit from comparatively low electricity rates.

The Company is an "industry advisor" to the so-called "Carbon Principles," a voluntary bank lending policy stigmatizing and discriminating against coal-fired electricity based on the dubious assumption that carbon dioxide emissions from the burning of coal are causing global warming.

But in May 2008, the Oregon Institute of Science and Medicine released a petition signed by more than 31,000 U.S. scientists stating, "There is no convincing scientific evidence that human release of carbon dioxide, methane or other greenhouse gases is causing, or will cause in the future, catastrophic heating of the Earth's atmosphere and disruption of the Earth's climate..."

India's National Action Plan on Climate Change issued in June 2008 states, "No firm link between the documented [climate] changes described below and warming due to anthropogenic climate change has yet been established."

Researchers belonging to the UN Intergovernmental Panel on Climate Change (IPCC) reported in the science journal *Nature* (May 1, 2008) that, after adjusting their climate model to reflect actual sea surface temperatures of the last 50 years, "global surface temperature may not increase over the next decade," since natural climate variation will drive global climate.

Climate scientists reported in the December issue of the *International Journal of Climatology*, published by the UK's Royal Meteorological Society, that observed temperature changes measured over the last 30 years don't match well with temperatures predicted by the mathematical climate models relied on by the United Nations Intergovernmental Panel on Climate Change (IPCC).

A British judge ruled in October 2007 that Al Gore's film, "An Inconvenient Truth," contained so many factual errors that a disclaimer was required to be shown to students before they viewed the film.